DIVIDEND AND INCOME FUND
11 Hanover Square
New York, NY 10005

March 3, 2014

VIA EDGAR
Mr. Larry L. Greene
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Responses to Comments on the Preliminary Proxy Statement on Schedule 14A of Dividend and Income Fund (SEC File No. 811-08747)

Dear Mr. Greene:

On behalf of the above-referenced registrant, set forth below are the comments that you (the “Staff”) provided to me by telephone on February 20, 2014 concerning the Preliminary Proxy Statement on Schedule 14A (“PRE 14A”) of Dividend and Income Fund (the “Fund”) which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2014, and the Fund’s responses thereto.  Your comments are set forth in italics and are followed by the Fund’s responses.  Unless otherwise noted, terms used but not defined have the same meanings as in the PRE 14A.  References to page numbers in the Comment sections below are to pages in the PRE 14A.

1)
Comment:                      Confirm that the disclosure in the definitive proxy statement when it is mailed to shareholders will meet the type size requirements of Rule 420 under Regulation C of the Securities Act of 1933.

Response:                      The Fund confirms that the disclosure in the proxy statement when it is mailed to shareholders will meet the type size requirements of Rule 420 under Regulation C of the Securities Act of 1933.

2)	Comment: In the Notice of Annual Meeting of Shareholders, please state the amendments under Proposal 2.

Response:                      The Fund has revised Proposal 2 to read as follows:

To approve amendments to the Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration”) to change the definition of a “Five Percent Shareholder” and authorize the Board of Trustees to modify or interpret the definitions of any terms or conditions set forth in the share ownership and transfer limitation provisions in the Declaration, subject to certain conditions.

3)	Comment: In the Notice of Annual Meeting of Shareholders, please do not use all capital letters in the paragraph above the signature line.

Response:                      The Fund has made the requested change.

4)	Comment: In the Proxy Statement, following the paragraph beginning with “A quorum for the Meeting,” describe the 1940 Act majority voting requirement for the proposals under Proposal 3.

Response:                      The Fund has added the following disclosure after the paragraph noted:

With respect to Proposals 3(a)-3(i), each proposal requires approval of the holders of a majority of the Fund’s outstanding voting securities, voting as a single class.  A “majority of the Fund’s outstanding voting securities” for this purpose and under the Investment Company Act of 1940, as amended (the “1940 Act”) means the lesser of (1) 67% or more of the Fund’s shares present at a meeting if more than 50% of the outstanding shares of the Fund are present and represented by proxy, or (2) more than 50% of the outstanding shares of the Fund.

5)	Comment: Please include a Q&A about Proposal 1.

Response:                      The Fund has added the following disclosure:

Question:                      What are shareholders being asked to approve in Proposal 1?

A.
Shareholders are being asked to re-elect James E. Hunt to the Board of Trustees of the Fund as Class III Trustee to serve until 2017 or until his successor is elected and qualifies.  Mr. Hunt has served on the Board of Trustees since 2011 and has experience with financial, accounting, regulatory, investment, and board operational matters as well as monitoring investment advisers and other fund service providers as a result of his service as an independent director or Trustee for more than twenty-five years on the boards of Directors and Trustees of other investment companies.

6)	Comment: In the third Q&A, please summarize the amendments to the Declaration in another sentence or two. Shareholders should understand specifically what is being changed.

Response:                     The Fund has added the following disclosure:

Specifically, the amendments to the Declaration change the definition of a “Five Percent Shareholder” to include a beneficial owner (within the meaning of Section 13 of the Exchange Act) of greater than 4.99% of the Fund’s Shares and authorize the Board of Trustees to modify or interpret the definitions of any terms or conditions set forth in Article II, Section 12 by a written instrument signed by a majority of the Continuing Trustees then in office.

7)	Comment: In the fourth Q&A, indicate that the notice to shareholders will be in writing.

Response:                      The Fund has made the requested change.

8)	Comment: In the fourth Q&A, please explain each change in, or the removal of, the fundamental investment policies of the Fund.

Response:                      The Fund has added the following disclosure:

The Fund’s primary investment objective is to seek high current income. Capital appreciation is a secondary objective. These investment objectives of the Fund are currently fundamental policies. The Board recommends that shareholders of the Fund approve changing the Fund’s investment objectives from fundamental to non-fundamental to enhance the Fund’s flexibility to more easily alter its investment objectives when the Board believes it is in the best interests of the Fund or when necessary to comply with possible future regulatory developments.

If shareholders approve the proposal to change the Fund from diversified to non-diversified, the Fund would become classified as a “non-diversified” fund under the 1940 Act and in this connection its fundamental investment restriction concerning diversification would be eliminated. Generally, a fund that is non-diversified may invest a higher percentage of its assets in a smaller number of companies and in any one issuer, and may have more risks than a diversified fund.

The 1940 Act does not prohibit a fund from investing for the purpose of exercising control over other issuers and does not require funds to have a fundamental policy regarding such investment purposes. Because the restriction is not required and there is no clear test of when an investment may be for the purpose of exercising control, the Board recommends that shareholders approve the proposal to remove the fundamental policy relating to investments in companies for the purpose of exercising control or management to avoid potential ambiguities in its application in the future. Additionally, eliminating this restriction will provide the Fund with more investment flexibility.

The 1940 Act requires a fund to have a fundamental investment policy governing investments in real estate but does not prohibit a fund from owning real estate. The Fund’s current policy prohibits investments in real estate except securities secured by real estate or interests therein. The proposal to revise the fundamental policy relating to real estate would permit the Fund to purchase or sell real estate to the extent permitted by applicable law, as amended and interpreted or modified from time to time by any regulatory authority having jurisdiction. The revised policy also generally retains the ability to invest in certain types of real estate securities, such as securities of issuers that deal or invest in real estate or securities secured by real estate or interests therein.

The Board recommends that shareholders of the Fund approve a change to eliminate the Fund’s fundamental investment restriction relating to short sales of securities and the purchase of securities on margin. The Fund’s current investment restriction with respect to short sales and purchasing securities on margin is fundamental and prohibits the Fund from effecting short sales of securities or purchasing securities on margin except for delayed delivery or when-issued transactions or such short term credits as are necessary for the clearance of transactions and the writing of call options on securities in certain circumstances. The 1940 Act does not (i) require a fund’s investment policy with respect to short sales securities or purchasing securities on margin to be fundamental or (ii) prohibit a fund from engaging in short sales or purchasing securities on margin. The 1940 Act generally allows investment companies to effect short sales of securities provided that such transactions do not contravene Securities and Exchange Commission’s (“SEC”) rules or regulations. If approved by shareholders, this change would provide increased flexibility that may assist the Fund pursue its investment objectives.

The Fund’s current fundamental restriction relating to commodities prohibits investments in commodities, commodity futures contracts or commodity contracts. The revised policy would, as a fundamental restriction, prohibit the Fund from purchasing or selling commodities except to the extent permitted by applicable law, as amended and interpreted or modified from time to time by any regulatory authority having jurisdiction. However, the proposed fundamental restriction permits the Fund to engage in commodities, financial, and currency futures contracts and related options in accordance with applicable law and without registering as a commodity pool operator under the Commodity Exchange Act.

The Fund’s current fundamental restriction relating to loans prohibits making loans except through purchasing fixed income securities, lending portfolio securities and entering into repurchase agreements consistent with the Fund’s investment objectives and policies. The revised fundamental investment restriction would prohibit the Fund from lending securities or making loans to others, except to the extent permitted under the 1940 Act. For purposes of this revised investment restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and other securities and instruments and the entry into repurchase agreements and similar arrangements would not constitute loans by the Fund. The proposed revisions to the fundamental investment restriction will provide the Fund with additional investment flexibility and clarity with respect to the Fund’s ability to enter into certain types of transactions with regard to making loans to other persons.

Under the Fund’s current fundamental investment restriction relating to underwriting, the Fund may not underwrite the sale of securities of other issuers, except that the Fund may acquire restricted or not readily marketable securities under circumstances where, if such securities are sold, the Fund might be deemed to be an underwriter for purposes of the Securities Act of 1933, as amended (the “Securities Act”). The revised restriction maintains the Fund’s current policy restricting the Fund from underwriting the securities of other issuers, but provides that the Fund may be deemed an underwriter under the Securities Act in connection with buying, selling, or otherwise transacting in portfolio securities and in connection with mergers, acquisitions, spin-offs, reorganizations, and other transactions involving the Fund.

An investment company is not permitted to concentrate its investments in any particular industry unless it discloses its intention to do so. The Fund’s current fundamental policy relating to industry concentration is a restatement of the SEC current view with respect to industry concentration. The proposed fundamental policy is substantially the same as the existing policy, except that it removes the reference to the 25% limitation that is currently a part of the Fund’s policy. The proposed policy reflects a more modernized approach to industry concentration and provides the Fund with flexibility to change its investment strategy to comply with any changes to the SEC’s interpretation of concentration without seeking shareholder approval.

9)
Comment:                      On page 16, in the first paragraph under Proposal 2, break the second sentence up into individual sentences and use plain English. This is hard to follow, particularly (ii). Explain what effects these changes will have here.

Response:                      On page 16, the first paragraph under Proposal 2 has been revised to read as follows:

The Board recommends that shareholders of the Fund approve certain amendments to the Declaration (collectively, the “Amendments”). The Amendments would change the definition of a “Five Percent Shareholder” to include a beneficial owner (within the meaning of Section 13 of the Exchange Act) of greater than 4.99% of the Fund’s Shares (as defined in the Declaration). Additionally, the Amendments would authorize the Board of Trustees to modify or interpret the definitions of any terms or conditions set forth in Article II, Section 12 by a written instrument signed by a majority of the Continuing Trustees (as defined in the Declaration) then in office.

The Amendments would place additional limitations on the ability of persons to own more than 4.99% of the Fund’s outstanding shares without the Trustees’ prior approval. Additionally, the Amendments would permit the Board to take action under Article II, Section 12 by a written instrument signed by a majority of the Continuing Trustees then in office when it deems it to be otherwise necessary or advisable.  The Amendments may have an anti-takeover effect on the Fund that could decrease its market price in certain circumstances, as discussed more fully below, or limit the ability of certain shareholders to influence its management.

10)	Comment: On page 16, in the paragraph under “Section 12(j),” please clarify whether the Board of Trustees may take action retroactively.

Response:                      The first sentence in the paragraph cited has been revised as follows (additions shown double underlined):

(j) Authority of Board of Trustees to Interpret. Nothing contained in this Article II, Section 12, shall limit the authority of the Board of Trustees to take such other action to the extent permitted by law, including with retroactive application, as it deems necessary or advisable to protect the Trust and to preserve the Tax Benefits.

11)	Comment: On page 17, please break up the last sentence in the first paragraph into two sentences and explain the potential negative impact on shareholder rights.

Response:                      The last sentence in the paragraph cited has been revised to read as follows:

Moreover, the Amendments may assist the Board to better defend against takeover activities, such as to defend against arbitrageurs attempting to make a short term profit in Fund shares while trading at a discount to net asset value potentially at the expense of long term investors. Any anti-takeover effect, though deemed salutary by the Board, could decrease the market price of the Fund’s shares in certain circumstances, as discussed more fully below, or limit the ability of certain shareholders to influence its management. Although the Amendments are intended as a measure to preserve and protect the Fund’s CLCOs, those limitations, as amended, may have the effect of impeding or discouraging a merger, tender offer, or proxy contest, even if such a transaction may be favorable to the interests of the Fund or some or all of its shareholders.

12)	Comment: On page 18, does the potential liability described in the first paragraph, as applied to current shareholders, mean that the shares are not non-assessable?

Response:                      The Fund has received an opinion of counsel that its shares are non-assessable.  Such opinion was filed with the Fund’s registration statement on Form N-2 on August 26, 2013.

13)
Comment:                      On page 18, with respect to the last paragraph, what happens if two shareholders marry or “partner up” and ownership goes above 4.99%, do some of the shares become non-voting in contravention of Section 18(i) of the 1940 Act?

Response:                      All of the Fund’s shares outstanding are voting shares and have equal voting rights in accordance with Section 18(i) of the 1940 Act.

14)
Comment:                      On page 19, under Background, the statement that “none of these changes will materially affect the current management of the Fund” is incorrect because a non-diversified fund cannot operate as a diversified fund.

Response:                      The Fund notes that the sentence identified by the Staff contains the phrase “except as otherwise stated.” The Fund has added the following disclosure under Proposal 3(b) in the Proxy Statement:

Changing the subclassification of the Fund from a “diversified” fund to a “non-diversified” fund will materially change the management of the Fund.

15)	Comment: On page 22, in the first paragraph, the Staff notes that a non-diversified fund cannot operate as a diversified fund. Please revise the disclosure accordingly.

Response:                      The Fund respectfully disagrees and notes that a non-diversified Fund may operate as a diversified Fund under certain conditions which are described in the disclosure provided under Proposal 3(b) in the Proxy Statement.

16)
Comment:                      On page 20, in the last paragraph, please indicate that the notice to shareholders will be in writing and add disclosure to the effect that “Upon receipt of such notice, shareholders should consider whether the Fund remains a suitable investment for them. If the Fund does not remain a suitable investment for them, they should consider taxes, fees, or other expenses associated with changing their investment.”

Response:                      The Fund has made the requested changes.

17)	Comment: On page 23, under Proposal 3(c), please disclose the risks to the Fund if it is deemed to exercise control of an issuer.

Response:                      The Fund has added the following disclosure under Proposal 3(c) in the Proxy Statement:

If the Fund is deemed to exercise control of an issuer, it may be liable jointly and severally with and to the same extent as such issuer to any person to whom such issuer is liable.

18)
Comment:                      On page 23, in the second paragraph, to be complete, discuss the 1940 restrictions on owning real estate i.e., how much real estate can a Fund own and still be an investment company? Also, state the Fund’s current intent regarding real estate investing.

Response:                      The Fund has added the following disclosure under Proposal 3(d) in the Proxy Statement:

Although the 1940 Act does not limit the amount of real estate the Fund may purchase or sell, the Fund does not currently intend to purchase or sell real estate but may do so in the future.

19)
Comment:                      On page 24, in the last paragraph, please include all risks related to short selling so that shareholders fully understand the implications of permitting the Fund to engage in short selling. Also, add disclosure regarding the risk of shorting being potentially or theoretically unlimited, the types of shorting the Fund may do, and whether the Fund will short against the box.

Response:                      The Fund has added the following disclosure under Proposal 3(e) in the Proxy Statement:

If this proposal is approved by shareholders, the Fund may use any type of short sale, to the extent permitted by applicable law, in an attempt to realize gain or for hedging purposes.  To complete such a transaction, the Fund must borrow the security to make delivery to the buyer.  The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement.  The price at such time may be more or less than the price at which the security was sold by the Fund.  Until the security is replaced, the Fund is required to pay to the lender amounts equal to any dividends or interest which accrue during the period of the loan.  To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold.  The proceeds of the short sale normally will be retained by the counterparty, to the extent necessary to meet the margin requirements, or by the Fund’s custodian until the short position is closed out.  Until the Fund closes its short position or replaces the borrowed security, the Fund will:  (a) segregate cash or liquid securities at such a level that the segregated amount plus the amount deposited with the counterparty or the Fund’s custodian as collateral (i) will equal the current value of the security sold short and (ii) will not be less than the market value of the security at the time the security was sold short; or (b) otherwise cover the Fund’s short position. The Fund may also “sell short against the box” which means that the Fund may sell short a stock that it owns at the time of the short sale.

The Fund will realize a gain if the security declines in price between the date of the short sale and the date on which the Fund replaces the borrowed security.  The Fund will incur a loss if the price of the security increases between those dates.  The maximum loss on a short sale is theoretically unlimited. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Fund is required to pay in connection with the short sale.  A short position may be adversely affected by imperfect correlation between movements in the price of the securities sold short and the securities being hedged.  The effect of short selling is similar to the effect of leverage.  Short selling may amplify changes in the Fund’s NAV.  Short selling may also produce higher than normal portfolio turnover, which may result in increased transaction costs to the Fund.  The Fund’s ability to engage in short sales may be impaired by any temporary prohibitions on short selling imposed by domestic and certain foreign government regulators.

If approved by shareholders, this change would allow the Fund to sell short up to 100% of its net assets but the Fund does not currently intend to sell short more than 40% of its net assets.

20)
Comment:                      On page 25, in the Proposed Fundamental Restriction under Proposal 3(f), please explain how items (1) and (2) are designed to work together. Does (2) limit the operation of (1) or does (2) simply add detail to (1)? Also, in the Proposed Fundamental Restriction under Proposal 3(f), please change commodity pool operator to commodity pool.

Response:                      The Fund notes that, in Proposed Fundamental Restriction under Proposal 3(f), (2) is distinguished by its reference to options on commodities, financial, and currency futures contracts which are securities, not commodities. With respect to the reference to commodity pool operator in the Proposed Fundamental Restriction under Proposal 3(f), the Fund has revised the disclosure to read “… without registering as a commodity pool or a commodity pool operator under the Commodity Exchange Act.”

21)
Comment:                      On page 25, under Proposal 3(f), if the Fund may purchase or sell in commodities without limit, please add disclosure to that effect. Please note the extent to which the Fund may invest in commodities and still remain an investment company. Also, please note that the Adviser does not intend to register as a commodity pool operator and operate the Fund as a commodity pool. Describe the trading limitations that the Fund would have to follow if the Adviser is relying on CFTC Rule 4.5.

Response:                      The Fund has added the following disclosure under Proposal 3(f) in the Proxy Statement:

Although the 1940 Act does not limit the amount of commodities the Fund may purchase or sell, the Fund does not currently intend to purchase or sell commodities but may do so in the future.  The Investment Manager does not currently intend to register as a commodity pool operator and operate or register the Fund as a commodity pool.

Historically, advisers of registered investment companies trading commodity interests (such as futures contracts, options on futures contracts, and swaps) have been excluded from regulation as commodity pool operators pursuant to Commodity Futures Trading Commission (“CFTC”) Regulation 4.5.  In February 2012, the CFTC adopted substantial amendments to that regulation.  To qualify for an exclusion under the amended regulation, a fund is permitted to engage in unlimited “bona fide hedging” (as defined by the CFTC), but if the fund uses commodity interests other than for bona fide hedging purposes, the aggregate initial margin and premiums required to establish these positions, determined at the time the most recent position was established, may not exceed 5% of the fund’s NAV (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are “in-the-money” at the time of purchase are “in-the-money”) or, alternatively, the aggregate net notional value of non-bona fide hedging commodity interest positions, determined at the time the most recent position was established, may not exceed 100% of the fund’s NAV (after taking into account unrealized profits and unrealized losses on any such positions).  In addition to complying with these de minimis trading limitations, to qualify for an exclusion under the amended regulation, a fund must satisfy a marketing test, which requires, among other things, that the fund not hold itself out as a vehicle for trading commodity interests.  The Fund currently claims an exclusion under CFTC Regulation 4.5 from registering as a commodity pool and intends to comply with Regulation 4.5’s requirements.

22)	Comment: On page 25, under Proposal 3(f), please add risk disclosure related to investments in commodities, financial, and currency futures contracts and related options.

Response:                      The Fund has added the following disclosure under Proposal 3(f) in the Proxy Statement:

In considering the Fund’s use of futures contracts and options, particular note should be taken of the following:

There is a risk that investments in commodities, financial, and currency futures contracts and related options may reduce returns or increase volatility. In addition, derivatives, such as futures contracts and options, can be illiquid and highly sensitive to changes in their underlying security, interest rate or index, and as a result can be highly volatile. A small investment in commodities, financial, and currency futures contracts and related options could have a potentially large impact on the Fund’s performance.

23)
Comment:                      On page 26, under Proposal 3(g), is the Fund prohibited from purchasing debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and other securities and instruments and entering into repurchase agreements and similar arrangements under the current restrictions? Please clarify what will be allowed that is not currently permitted and add risk disclosure for all of the new investments and loan activities that the Fund would be able to engage in.

Response:                      The Fund concurs that it is not clear whether the Fund is prohibited from purchasing debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and other securities and instruments and entering into repurchase agreements and similar arrangements under the current fundamental restriction. The purpose of the proposed revisions to the current fundamental investment restriction is to provide clarity and flexibility. Further, in an effort to avoid non-compliance with this restriction, the proposed revisions seek to address circumstances whereby certain securities held by the Fund may be characterized as loans.

The Fund has added the following disclosure under Proposal 3(g) in the Proxy Statement:

If approved by shareholders, the Fund does not currently intend to engage in new types of investments or loan activities pursuant to the proposed fundamental restriction.

24)	Comment: On page 26, under Proposal 3(g), please add more risk disclosure regarding lending securities.

Response:                      The Fund has added the following disclosure under Proposal 3(g) in the Proxy Statement:

Lending securities involves possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. As a result, the value of the Fund’s shares may fall, and there may be a delay in recovering the loaned securities. The value of the shares could also fall if a loan is called and the Fund is required to liquidate reinvested collateral at a loss or if the Investment Manager is unable to reinvest cash collateral at rates which exceed the costs involved.

25)
Comment:                      On page 26, under Proposal 3(h), please explain in plain English the practical differences between the current and proposed fundamental restrictions. For example, the revised policies would permit the Fund to engage in these additional activities without being deemed an underwriter.

Response:                      The intent of the proposed fundamental restriction is to provide that the Fund may, under certain circumstances, be deemed an underwriter.  The Fund has added the following disclosure under Proposal 3(h) in the Proxy Statement:

The current fundamental restriction does not permit the Fund to act as underwriter except in instances when restricted or not readily marketable securities acquired by the Fund are sold and the Fund might to be deemed an underwriter under the federal securities laws. The proposed fundamental restriction, in contrast with the current fundamental restriction, broadens the scope of the types of transactions in which the Fund may engage to permit the Fund to underwrite the securities of other issuers, subject to the limitations described above, in connection with buying, selling, or otherwise transacting in portfolio securities and in connection with mergers, acquisitions, spin-offs, reorganizations, and other transactions involving the Fund.  The Board believes that the proposed changes would provide the Fund with increased flexibility to respond to future investment opportunities.

26)	Comment: On page 27, in the disclosure under Proposal 3(i), please change “more than 25%” to “25% or more” to, where applicable, conform to the Fund’s current fundamental restriction.

Response:                      It is the Fund’s understanding that the SEC has currently taken the position that “concentration” means the investment of more than 25% of a fund’s total assets in one or more issuers conducting their principal activities in the same industry. The Fund acknowledges that its current fundamental restriction regarding concentration, which states that the Fund may not invest 25% or more of its total assets in any one industry, is inconsistent with the SEC’s current position. Accordingly, the Fund has added the following disclosure under Proposal 3(i) in the Proxy Statement:

The Fund’s current fundamental restriction which states that the Fund may not invest 25% or more of its total assets in any one industry is inconsistent with the SEC’s current position that “concentration” means the investment of more than 25% of its total assets in one or more issuers conducting their principal activities in the same industry.

*           *           *           *           *

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 212-785-0900, extension 208, if you have any questions regarding the foregoing.  Thank you for your time and attention to this matter.

Sincerely,

/s/ John F. Ramirez

cc:           Thomas B. Winmill, Esq.
R. Darrell Mounts, Esq., K&L Gates LLP